UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12B-25

Commission File Number:  0—24425

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form N-SAR

For Period Ended:      December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________

PART I
REGISTRANT INFORMATION

Full name of registrant

King Pharmaceuticals, Inc.

Former name if applicable
N/A

Address of principal executive office (STREET AND NUMBER)
501 Fifth Street,

City, state and zip code
Bristol, Tennessee   37620

PART II
RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed)

The Registrant’s Annual Report on Form 10K for the year ended December 31, 2002 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense. The U.S. Securities and Exchange Commission (the “SEC”) is conducting an investigation of the Registrant and has directed the Registrant to produce certain documents. In connection with the SEC’s investigation, the audit committee of the Registrant’s Board of Directors has commenced an internal review and has retained independent counsel who has retained an independent accounting firm to assist the audit committee. The audit committee’s investigation is not complete. The decision to delay filing of the annual report was made to permit the audit committee to conduct a more thorough review.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Linda M. Crouch-McCreadie	423	928-0181

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

KING PHARMACEUTICALS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ James R. Lattanzi

James R. Lattanzi Chief Financial Officer
Date: March 31, 2003

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).